Exhibit 99.3

HAITAOCHE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020	F-33

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Haitaoche Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Haitaoche Limited (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

Beijing, China

January 6, 2021

HAITAOCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars except for number of shares)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$18,280	$3,545
Inventories	43,883	-
Amount due from related parties	254,360	195,998
Prepaid expenses and other current assets	1,218,891	4,554
Total current assets	1,535,414	204,097
Property and equipment, net	3,621	2,095
Intangible asset, net	8,438	7,234
Other non-current assets	4,160,540	4,174,438
Total non-current assets	4,172,599	4,183,767
Total assets	$5,708,013	$4,387,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advances from customers	$456,838	$85,354
Income tax payable	36,838	3,479
Amount due to related parties	5,083,529	278,836
Accrued expenses and other current liabilities	27,555	5,079
Total liabilities	5,604,760	372,748

Shareholders’ equity Preferred shares (par value of $0.001 per share; 2,526,316 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	2,526	2,526
Ordinary shares (par value of $0.001 per share; 47,473,684 shares authorized, 8,000,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8,000	8,000
Additional paid-in capital	1,583,790	5,492,875
Statutory reserve	7,565	7,565
Accumulated deficit	(1,447,468)	(1,557,118)
Accumulated other comprehensive (loss) income	(51,160)	61,268
Total shareholders’ equity	103,253	4,015,116

Total liabilities and shareholders’ equity	$5,708,013	$4,387,864

The accompanying notes are an integral part of these consolidated financial statements.

HAITAOCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in U.S. dollars except for number of shares)

	For the years ended December 31,
	2018	2019

Net revenues	$154,600,459	$45,848,384
Cost of revenues	(154,016,779)	(45,661,792)
Gross profit	583,680	186,592

Selling and marketing expenses	(324,051)	(195,044)
General and administrative expenses	(263,619)	(127,260)
Operating Loss	(3,990)	(135,712)

Interest expense	(21,053)	(2,898)
Foreign currency exchange gains (loss)	30,058	(31,838)
Other income, net	3,313	60,798

Income (loss) before income taxes	8,328	(109,650)
Income tax expense	(51,359)	-
Net loss	(43,031)	(109,650)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(6,539)	112,428
Total comprehensive (loss) income	$(49,570)	$2,778

Net loss per ordinary share:
Basic and diluted	(0.0054)	(0.0137)
Weighted average ordinary shares outstanding
Basic and diluted	8,000,000	8,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAITAOCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars except for number of shares)

	Preferred shares		Ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total shareholders'
	Shares	Amount	Shares	Amount	capital	reserve	deficit	(loss) income	equity
Balance as of December 31, 2017	2,526,316	$2,526	8,000,000	$8,000	1,583,790	-	(1,396,872)	(44,621)	152,823
Net loss	-	-	-	-	-	-	(43,031)	-	(43,031)
Appropriation to statutory reserve	-	-	-	-	-	7,565	(7,565)	-	-
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	(6,539)	(6,539)
Balance as of December 31, 2018	2,526,316	$2,526	8,000,000	$8,000	1,583,790	7,565	(1,447,468)	(51,160)	103,253

Capital contribution	-	-	-	-	3,909,085	-	-	-	3,909,085
Net loss	-	-	-	-	-	-	(109,650)	-	(109,650)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	112,428	112,428
Balance as of December 31, 2019	2,526,316	$2,526	8,000,000	$8,000	5,492,875	7,565	(1,557,118)	61,268	4,015,116

The accompanying notes are an integral part of these consolidated financial statements.

HAITAOCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars except for number of shares)

	For the years ended December 31,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(43,031)	$(109,650)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,019	2,599
Deferred income tax benefit	161	-
Interest expense of short-term borrowings	18,126	-
Foreign currency exchange (loss) gains	(30,058)	31,838
Changes in operating assets and liabilities
Inventories	788,206	43,677
Prepaid expenses and other current assets	215,616	1,208,541
Amount due from related parties	90,028	55,637
Advances from customers	(1,857,184)	(368,662)
Accrued expenses and other current liabilities	8,798	(22,306)
Amount due to related parties	585,924	(551,813)
Income tax payable	35,080	(33,158)
Other non-current assets	-	(97,819)
Net cash (used in) provided by operating activities	(185,315)	158,884

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short-term borrowings	(172,247)	-
Proceeds from interests-free borrowings from a related party	322,286	405,319
Repayments of interest-free borrowings to related parties	-	(4,632,015)
Capital contribution	-	3,909,085
Net cash (used in) provided by financing activities	150,039	(317,611)

Effect of exchange rate changes	(1,593)	143,992

Net decrease in cash, cash equivalents and restricted cash	(36,869)	(14,735)
Cash, cash equivalents and restricted cash, at beginning of year	55,149	18,280
Cash, cash equivalents and restricted cash, at end of year	$18,280	$3,545

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$16,118	$33,158
Interest paid	$20,984	$-

The accompanying notes are an integral part of these consolidated financial statements.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Haitaoche Limited (“Haitaoche” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on January 13, 2015. The Company commenced operations through its variable interest entities (“VIEs”) in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of imported automobiles in PRC.

The consolidated financial statements reflect the activities of Haitaoche and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Haitaoche Hongkong Limited (Haitaoche HK)	January 28, 2015	HK	100%	Investment holding company
Ningbo Taohaoche Technology Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE” or “Ningbo Taohaoche”)	July 11, 2019	PRC	100%	WFOE, a holding company

VIEs
Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”)	September 18, 2017	PRC	VIE	Sales of automobiles
Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmei”)	November 4, 2013	PRC	VIE	Sales of automobiles

Reorganization

Haitaoche and its wholly-owned subsidiary Haitaoche HK were established as the holding companies of Ningbo Taohaoche. Ningbo Taohaoche entered into a series of contractual arrangements with VIEs and VIEs’ shareholders on July 11, 2019, which allow Haitaoche to exercise effective control over VIEs and receive substantially all the economic benefits of them. These contractual agreements include Power of Attorneys, Exclusive Option Agreements, Exclusive Consulting and Service Agreements, Equity Pledge Agreements (collectively “VIE Agreements”).

In October and November 2020, Haitaoche, WFOE, Haitaoche VIE Entities and their nominee equity holder renewed the VIE agreement through a series of amended and restated contractual agreements and arrangements, in which no substantial change except for the change of nominee shareholder compared to the version signed in July, 2019.

As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of VIEs, assumes all of risk of losses of VIEs and has the exclusive right to exercise all voting rights of VIEs’ equity holders. Therefore, the Company is considered the primary beneficiary of VIEs and has consolidated the assets, liabilities, results of operations, and cash flows of them.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Haitaoche, Ningbo Jiusheng and Qingdao Shengmei are under common ownership before and after the reorganization, thus the consolidation of VIEs is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE contractual arrangements

Other subsidiaries of Haitaoche Group and the original nominal shareholders of the two VIEs are doing advertising business in China which is the restricted industry and the government’s policies on WOFE and restricted industries changes from time to time. Haitaoche HK and Ningbo Taohaoche are considered a foreign-invested enterprise. To comply with PRC laws and regulations, Haitaoche primarily conducts its business in China through VIEs, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide Haitaoche with effective control of its VIEs and that enables it to receive substantially all the economic benefits from their operations.

Each of the VIE Agreements is described in detail below:

Business Operation Agreement

Pursuant to the Business Operation Agreement, among WFOE and VIEs and their equity holders dated on July 11, 2019, each shareholder of VIEs confirms and agrees that without prior written consent of WFOE or other parties designated by WFOE, VIEs shall not engage in any transaction that would have material effects on its assets, business, personnel, obligations, rights and operation. VIEs and the shareholder agree to accept WFOE's proposals from time to time relating to the employment or dismissal of employees, daily operation and management, and financial management system, and strictly implement the same. The shareholder agrees that it shall issue the power of attorney, whereby, the shareholder shall irrevocably authorize WFOE’s designee to exercise the shareholder's rights on behalf of the shareholder, and exercise all voting rights in the name of the shareholder in the shareholder’s meeting of VIEs. The shareholder further agrees to replace the person authorized in such power of attorney, in accordance with WFOE's requirement at any time. WFOE shall have the right to decide whether to terminate all the agreements between WFOE and VIEs, including by not limited to the Exclusive Consultancy and Services Agreement.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Agreement on Disposal of Equity and Assets

Pursuant to the Agreement on Disposal of Equity and Assets, among WFOE and VIEs and their equity holders dated on July 11, 2019, the parties agree that from the effective date of this agreement, save as disclosed to WFOE and approved by WFOE in writing in advance, WFOE has the exclusive option to purchase or designate a third party to purchase at any time, all the equity interest held by the authorizing party in VIEs or all the assets owned by VIEs, at the lowest price permitted under the laws and regulations of the People's Republic of China at the time of the exercise of such option. This option shall be granted to WFOE upon the effectiveness of this agreement after it is executed by all parties, and such option shall be irrevocably and shall not be changed during the term of this agreement. This agreement shall come into force upon the execution by all parties and have a term of ten years. Before the expiration of this agreement, if WFOE requests, this agreement shall be renewed according to WFOE's request, and the parties shall enter into another agreement on disposal of equity and assets or continue to perform this agreement as required by WFOE.

Exclusive Consultancy and Services Agreement

Pursuant to the Exclusive Consultancy and Services Agreement, dated July 11, 2019, between WFOE and VIEs, WFOE agrees to provide relevant consultation and services to WFOE as the sole consulting and services provider of VIEs. VIEs agrees to accept the consultation and services provided by WFOE within the validity period of this agreement. VIEs further agrees that, except with the prior written consent of WFOE, VIEs shall not accept any consultation and services provided by any third party within the business scope set forth in this agreement during the term of this agreement. WFOE shall have sole and exclusive rights to and interests in all rights, ownership, interests and intellectual property rights arising from the performance of this agreement. VIEs undertakes that if it intends to conduct any business cooperation with other enterprises, it shall obtain the consent of WFOE, and under equal conditions, WFOE or its affiliated companies shall have the priority of cooperation. The parties agree that for each financial quarter when VIEs make profit, VIEs shall determine and pay the services fee.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated July 11, 2019 between WFOE, VIEs, and the equity holders of VIEs, the equity holders of VIEs, shall pledge all its Equity Interest in VIEs to WFOE as security for WFOE’s rights and interest. Unless otherwise expressly approved in writing by WFOE after the effectiveness of the agreement, the pledge hereunder may be discharged only after VIEs and the pledger have properly fulfilled all their duties and obligations under all the agreements, which shall be acknowledged by WFOE in writing. During the term of the pledge, if VIEs fail to pay service fee pursuant to the Exclusive Consultancy and Services Agreement, or fails to perform other terms of such agreement or any terms of the Business Operation Agreement and the Agreement on Disposal of Equity and Assets, WFOE shall have the right to enforce the pledge right pursuant to this agreement with a reasonable notice.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Risks in relation to the VIE structure

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.

Haitaoche believes that the contractual arrangements with its VIEs and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in PRC.

The Company’s business has been directly operated by the VIEs. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 100% and 99.99%, respectively, of the Company’s consolidated total assets, and 100% and 99.87% respectively of the Company’s consolidated total liabilities.

As of December 31, 2018 and 2019, there were no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. The amount of the net assets of the VIEs was $103,253 and $4,015,327 as of December 31, 2018 and 2019, respectively. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of Haitaoche in normal course of business. Haitaoche has not provided any financial support to VIEs for the years ended December 31, 2018 and 2019.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of Haitaoche, its subsidiaries, its VIEs for which Haitaoche is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Liquidity condition

For the years ended December 31, 2018 and 2019, the Company incurred net losses from operations of $43,031 and $109,650. As of December 31, 2018 and 2019, the Company suffered accumulated deficit of $1,447,468 and $1,557,118, and had net current liability of $4,069,346 and $168,651. For the years ended December 31, 2018 and 2019, the Company generated net cash outflow and inflow from operating activities amounting to $185,315 and $158,884, respectively. These factors raised substantial doubt about the Company’s ability to continue as a going concern. The Company’s operating results for future periods are subject to uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue by expanding their business scope to domestic cars sales along with imported cars sales, especially for those domestic clean energy automobiles. In addition, the Company is also working on controlling the cost and expenses within an acceptable level as well as enhancing payable management, and creating synergy of the Company’s resources, which has considered the impact of COVID-19 as disclosed in Note 11 to the consolidated financial statements.

In addition, given that the considerable subsequent cash balance as of November 30, 2020 amounted to $1,562,150, and the net working capital as of November 30, 2020 was positive. The Company’s principal uses of cash for the years ended December 31, 2018 and 2019 were mainly for operating activities, primarily including employee benefit, rental expenses and service fee. Therefore, based on the Company’s forecast for the next 12 months after the issuance date of this report, the Company believes there will be sufficient cash to support basic operation expenses and to settle the current liability in the next 12 months. Therefore, the Company assesses that current working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this report.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(d)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions includes allowance for prepaid expenses, other current and non-current assets, the useful lives of property and equipment, intangible assets and valuation allowance for deferred tax assets.

(e)	Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(e)	Fair value measurement- continued

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of inventories, amount due from related parties, prepaid expense and other assets, advances from customers, amount due to related parties and accrued expenses and other current liabilities approximate their fair values because of their short-term nature.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank deposits placed with financial institutions, which has unrestricted as to withdrawal and use.

(g)	Prepaid expenses, other current assets and other non-current assets

Prepaid expenses, other current assets and other non-current assets consist of advances to suppliers, legal deposit, tax receivable, long-term receivables from suppliers and others. Advances to suppliers and long-term receivables from suppliers refer to advances for purchase of automobiles. The Company reviews a supplier’s credit history and background information before advancing a payment. The Company maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. There were no allowances recognized for the prepaid expenses, other current assets and other non-current assets for the years ended December 31, 2018 and 2019.

(h)	Inventories

Inventories primarily consist of the automobiles purchased by the Company. Cost of inventory is determined using first-in first-out method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2018 and 2019. As of December 31, 2018 and 2019, inventories consisted of automobiles amounting to $43,883 and nil, respectively.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(i)	Property and equipment, net and intangible assets, net

Property and equipment as well as intangible assets are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 Years
Furniture and fixtures	5 Years
Software	10 Years

(j)	Value added tax

Haitaoche’s China subsidiaries and VIEs are subject to value-added tax (“VAT”) for sales of automobiles. Revenue from sales of automobiles is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k)	Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2018 using the modified retrospective method for contracts that were not completed as of January 1, 2018. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements, considering there were no unfinished contracts from prior years at the date of initial adoption.

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company primarily sells automobiles to car dealers and individual customers through signing a written sales contract. The Company presents the revenue generated from its sales of automobiles on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

The following table identifies the disaggregation of the revenue for the years ended December 31, 2018 and 2019, respectively:

	For the years ended December 31,
	2018	2019
Sales of automobiles to car dealers	$144,839,497	$38,233,976
Sales of automobiles to individual customers	9,760,962	7,614,408
Net revenues	$154,600,459	$45,848,384

Advances from customers

Advances from customers for sales of automobiles are deferred when corresponding performance obligation is not satisfied and recognized as revenue upon the Company transfers the control of products to the customers. The balance of advances from customers as of December 31, 2018 and 2019 are $456,838 and $85,354, respectively.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)	Cost of revenue

Cost of revenue consists primarily of cost of automobiles purchased from domestic and overseas regions.

(m)	Government grants

The Company primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government grants are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received without future performance requirement. The recognized government grants as other income are $6,300 and $60,798 for the years ended December 31, 2018 and 2019, respectively.

(n)	Income taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2018 and 2019, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Company did not have any interest or penalties associated with uncertain tax position.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(o)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIEs located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive (loss) income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Both exchanges rates were published by the Federal Reserve Board. Any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are shown as foreign currency exchange (gains) loss in the consolidated statements of operations and comprehensive income (loss) as incurred.

The consolidated balance sheets amounts, with the exception of equity, on December 31, 2018 and 2019 were translated at RMB6.8755 to $1.00 and at RMB6.9618 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2018 and 2019 were RMB6.6090 to $1.00 and RMB6.9081 to $1.00, respectively.

(p)	Net income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(q)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income and other comprehensive loss. The components of other comprehensive income (loss) consist solely of foreign currency translation adjustments.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)	Concentrations of credit risk

As of December 31, 2018 and 2019, cash, and cash equivalents balances in the PRC are $18,280 and $3,545, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2018 and 2019. The balance of accounts receivable was nil as of December 31, 2018 and 2019.

	Year ended December 31, 2018,		Year ended December 31, 2019,
Customer	Amount	% of Total	Amount	% of Total
A	$30,441,797	20%	$-	*
B	17,766,279	11%	-	*
C	17,029,974	11%	-	*
D	15,957,950	10%	-	*
E	-	*	11,171,714	24%
F	-	*	8,570,447	19%
Total	$81,196,000	52%	$19,742,161	43%

*	represented the percentage below 10%

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(s)	Concentrations of credit risk- continued

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended December 31, 2018 and 2019. The balance of accounts payable was nil as of December 31, 2018 and 2019.

	Year ended December 31, 2018,		Year ended December 31, 2019,
Supplier	Amount	% of Total	Amount	% of Total
A	$41,736,523	27%	$-	*
B	35,069,802	23%	-	*
C	30,054,748	20%	6,807,495	15%
D	-	*	21,955,960	48%
Total	$106,861,073	70%	$28,763,455	63%

*	represented the percentage below 10%

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(t)	Recent accounting standards

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. For all other entities, the amendments in ASU 2019-10 are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application of the guidance is permitted. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.  The Company will adopt ASU 2016-02 from January 1, 2021 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company does not expect that this standard will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company will adopt ASU 2016-13 from January 1, 2021, and does not expect that this standard will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2018 and 2019, prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
Advance to suppliers (1)	$1,192,510	$-
Tax receivable	-	1,572
Others	26,381	2,982
Prepaid expenses and other current assets	$1,218,891	$4,554

(1)	The balance mainly represented the advances to suppliers for automobiles purchase as of December 31, 2018, and was fully settled in 2019.

4.	OTHER NON-CURRENT ASSETS

As of December 31, 2018 and 2019, other non-current assets consisted of the following:

	As of December 31,
	2018	2019
Long-term receivables from suppliers(1)	$4,160,540	$4,077,373
Legal deposit	-	97,065
Other non-current assets	$4,160,540	$4,174,438

(1)

Other non-current assets mainly represented the receivable from a foreign supplier, Brueggmann Group (“BG”) in Germany for payment of automobiles purchase early in 2016. BG has never delivered the automobiles. The prepayment amounts were $3,963,439 and $3,884,212, as of December 31, 2018 and 2019, respectively.

In August 2018, the Company filed a lawsuit under the district court of Hamburg (Landgericht Hamburg) against the BG, asserted its refund claims against BG in the amount of EUR3,459,706 plus interest. The first oral hearing took place in February 2020 before the Court. Further hearings followed in June and October 2020. In all these hearings, the Court focused on the question whether it has jurisdiction over the case. With its interlocutory judgement, which was issued by the Court on November 16, 2020, the court confirmed its jurisdiction. BG are entitled to appeal this decision and ask the Higher Regional Court in Hamburg for review. So far, BG has not appealed against this judgement.

As of the date of issuance of these consolidated financial statements, although lawsuit is still ongoing, the Company’s management, with the assistance of its external legal counsel, believes it has solid factual and legal arguments for the claim and expects the recovery of the amounts to be probable in 2021 or later. Therefore, the balances were presented as non-current assets, and no allowances were recognized as of December 31, 2018 and 2019.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2018 and 2019, accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2018	2019
Payroll payable	$1,629	$1,424
Other taxes payable (1)	25,758	14
Others	168	3,641
Accrued expenses and other payables	$27,555	$5,079

(1)	The balance of other taxes payable as of December 31, 2018 and 2019 mainly represented the stamp tax payable.

6.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended December 31, 2018 and 2019:

	Name	Relationship
(a)	Beijing Haitaoche Consulting Co., Ltd. (“Beijing Haitaoche”)	An entity ultimately controlled by Mr. Lin Mingjun (“Mr. Lin”), controlling shareholder and chief executive officer of the Company
(b)	Mr. Huang Erquan	Supervisor of Ningbo Jiusheng
(c)	Mr. Wu Xinyu	General manager of Ningbo Jiusheng
(d)	Ningbo Lulufa Automobile Sales Co., Ltd. (“Ningbo Lulufa”)	An entity ultimately controlled by Mr. Lin
(e)	Ningbo Haitaoche Technology Co., Ltd. (“Ningbo Haitaoche”)	An entity ultimately controlled by Mr. Lin
(f)	Ningbo Meishan Haitaoche International Trading Co., Ltd. (“Meishan Haitaoche”)	An entity ultimately controlled by Mr. Lin
(g)	Beijing Lulufa Network Co., Ltd. (“Beijing Lulufa”)	An entity ultimately controlled by Mr. Lin
(h)	Qingdao Qingbaoshiji International Trading Co., Ltd. (“Qingbaoshiji”)	An entity controlled by Mr. Wang Sheng, the general manager of Qingdao Shengmei
(i)	Ningbo Meishan Baoshuigangqu Lelebai Investment Co., Ltd. (“Lelebai”)	An entity ultimately controlled by Mr. Lin
(j)	Qingdao Zimao Haitaoche Automobile Sales & Service Co., Ltd. (“Qingdao Haitaoche”)	An entity ultimately controlled by Mr. Lin

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

6.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Amounts due from related parties

As of December 31, 2018 and 2019, amounts due from related parties, consisted of the following:

	As of December 31,
	2018	2019
Beijing Haitaoche (1)	$-	$195,998
Meishan Haitaoche (2)	254,360	-
Amounts due from related parties	$254,360	$195,998

(1)	The balance mainly consisted of business prepayment made to the related party.

(2)	The balance mainly consisted of the prepayments for purchasing automobiles of totally $254,360 as of December 31, 2018, and has been paid back subsequently since the automobiles were not delivered to the Company as of December 31, 2019.

Amounts due to related parties

As of December 31, 2018 and 2019, amounts due to related parties consisted of the following:

	As of December 31,
	2018	2019
Mr. Huang Erquan(1)	$4,039,939	$-
Mr. Wu Xinyu(1)	206,821	-
Ningbo Haitaoche (2)	400,437	278,836
Meishan Haitaoche(3)	436,332	-
Amounts due to related parties	$5,083,529	$278,836

(1)	The balance represented the interest free borrowings provided by Mr. Huang Erquan and Mr. Wu Xinyu to the Company, and the Company has fully paid back the borrowings with cash as of December 31, 2019.

(2)	The balance mainly represented the advance fund from the related party for daily operational purpose.

(3)	The balance mainly represented the automobiles deposit received from Meishan Haitaoche as of December 31, 2018, which was fully settled in 2019.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

6.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Related party transactions

During the years ended December 31, 2018 and 2019, the Company had the following material related party transactions:

	For the years ended December 31,
	2018	2019
Advance fund from a related party:
Beijing Haitaoche	$-	$2,969,726
Ningbo Haitaoche	29,468,170	30,999,997
Meishan Haitaoche	74,454	-
Beijing Lulufa	-	55,008

Automobiles purchased from a related party:
Ningbo Haitaoche	-	3,625,965
Beijing Lulufa	2,088,113	-
Qingdao Qingbaoshiji	2,014,844	-
Qingdao Haitaoche	390,726	-
Meishan Haitaoche	35,070,030	-
Beijing Haitaoche	-	587,294
Ningbo Lulufa	-	1,429,723
Automobiles deposit received from a related party:
Meishan Haitaoche	453,924	253,158

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

6.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

	For the years ended December 31,
	2018	2019

Automobiles sold to a related party:
Beijing Haitaoche	2,055,191	-
Ningbo Haitaoche	532,969	-
Meishan Haitaoche	-	11,171,714
Beijing Lulufa	2,433,202	-

Repayment for operating advance to a related party:
Beijing Haitaoche	-	3,167,247
Ningbo Haitaoche	29,336,360	31,117,540
Meishan Haitaoche	74,454	-
Beijing Lulufa	-	55,008

Vehicle deposit recognized into cost:
Qingdao Qingbaoshiji	90,028	-

Vehicle deposit recognized into revenue:
Meishan Haitaoche	-	434,270

Consulting fee paid to a related party:
Beijing Haitaoche	263,361	117,717

Proceeds from interest free borrowings:
Mr. Huang Erquan	107,126	-
Mr. Wu Xinyu	215,160	405,319

Repayments of interest-free borrowings:
Mr. Huang Erquan	-	4,020,852
Mr. Wu Xinyu	-	611,163

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

7.	INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2018 and 2019. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2018 and 2019.

PRC

The Company’s PRC subsidiary, VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the years ended December 31,
	2018	2019
Current income tax expense	$(51,198)	$-
Deferred income tax expense	(161)	-
Total income tax expense	$(51,359)	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended December 31,
	2018	2019
Net (income) loss before provision for income taxes	$(8,328)	$109,650
PRC statutory tax rate	25%	25%
Income tax (expense) benefit at statutory tax rate	(2,082)	27,413

Expenses not deductible for tax purpose	(4,965)	-
Effect on valuation allowance	(44,312)	(27,413)
Income tax expense	$(51,359)	$-
Effective tax rates	617%	0%

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

7.	INCOME TAXES – continued

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2018 and 2019 is as follows:

	As of December 31,
	2018	2019
Deferred tax assets:
Tax loss carry forwards	$380,888	$401,895
Valuation allowance	(380,888)	(401,895)
Deferred tax assets, net	-	-

The movements of the valuation allowance are as follows:

	As of December 31,
	2018	2019
Balance at the beginning of the year	357,539	380,888
Current year addition	44,312	27,413
Reduction due to statute expiration	(47)	(1,473)
Exchange rate effect	(20,916)	(4,933)
Balance at the end of the year	380,888	401,895

As of December 31, 2019, the Company had tax losses carryforwards of $1,657,758. Tax losses of $314,561, $739,180, $317,118, $177,250, and $109,650 will expire, if unused, by 2020, 2021, 2022, 2023, and 2024, respectively. The Company determined that the negative evidence outweighed the positive evidence, and therefore the Company evaluated there might be not enough taxable income to settle the tax loss carry forwards which will expire from 2020 to 2024. Therefore, the Company has fully allowanced the deferred tax assets for the tax loss carry forwards which will expire from 2020 through 2024.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

8.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the Cayman Islands on January 13, 2015. The authorized number of ordinary shares was 47,473,684 with par value of $0.001 per share. Ordinary shares of the Company amounted to 8,000,000 as of December 31, 2018 and 2019.

The shareholders’ equity structures as of December 31, 2018 and 2019 were presented after giving retroactive effect to the reorganization of the Company that was completed on July 11, 2019. Immediately before and after reorganization, the Company together with its wholly-owned subsidiary and its VIEs were effectively controlled by the same shareholders.

(b)	Preferred shares

On August 3, 2015, the Company issued 2,000,000 Series A preferred shares at the price of US$0.001 per share for a total cash consideration of US$2,000. On  November 2, 2015, the Company issued 526,316 Series A-1 preferred shares at the price of $0.001 per share for a total cash consideration of US$526. All preferred shares of Haitaoche were exchanged to ordinary shares upon the completion of share purchase agreement signed with Kaixin Auto Holdings (“Kaixin”) on December 31, 2020.

(c)	Statutory reserve and restricted net assets

Ningbo Taohaoche, Ningbo Jiusheng, and Qingdao Shengmei operate in the PRC, therefore, they are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs is restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid-in-capital, additional paid-in-capital and statutory reserve of Company’s PRC subsidiary and VIEs, were $1,591,355 and $5,500,440 as of December 31, 2018 and 2019, respectively.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

9.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the consolidated statements of operations and comprehensive (loss) income, amounted to $2,723 and $27,496 for the years ended December 31, 2018 and 2019, respectively.

The future minimum rental payments required under operating leases as of December 31, 2019 amounted to $2,046.

10.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Haitaoche Limited, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Haitaoche’s share of income and losses from its subsidiaries, and VIEs is reported as losses from subsidiaries, and VIEs in the accompanying condensed financial information of parent company.

Haitaoche is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Haitaoche is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Haitaoche did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

10.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY- continued

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2018	2019
ASSETS
Investment in subsidiaries and consolidated VIEs	103,253	4,015,116
Total assets	$103,253	$4,015,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	-	-

Shareholders’ equity
Preferred shares (par value of $0.001per share; 2,526,316 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	2,526	2,526
Ordinary shares (par value of $0.001 per share; 47,473,684 shares authorized and 8,000,000 shares
issued and outstanding as of December 31, 2018 and 2019, respectively)	8,000	8,000
Additional paid-in capital	1,583,790	5,492,875
Statutory reserve	7,565	7,565
Accumulated deficit	(1,447,468)	(1,557,118)
Accumulated other comprehensive (loss) income	(51,160)	61,268
Total shareholders’ equity	103,253	4,015,116
Total liabilities and shareholders’ equity	$103,253	$4,015,116

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2018	2019
Operating loss:
Share of losses of subsidiaries	$(43,031)	$(109,650)

Loss before income tax expense	(43,031)	(109,650)
Income tax expense	-	-
Net loss	(43,031)	(109,650)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(6,539)	112,428
Total comprehensive (loss) income	$(49,570)	$2,778

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

10.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY- continued

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the years ended December 31,
	2018	2019
Cash flows from operating activities	$-	$-
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase in cash, cash equivalents and restricted cash	-	-
Cash, cash equivalents and restricted cash, at beginning of year	-	-
Cash, cash equivalents and restricted cash, at end of year	$-	$-

11.	SUBSEQUENT EVENTS

China has recently experienced the outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China.

Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak materially adversely affected the Company’s business operations and financial condition, operating results and cash flow for 2020, including but not limited to material negative impact to the Company’s total revenues. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company evaluates that the COVID-19 outbreak has a significant adverse impact on the results of operations in 2020.

On December 7, 2020, Ningbo Jiusheng signed framework agreement with one of its suppliers, China Automobiles Import & Export Co., Ltd., which promised a sales amount to the Company of $304 million for the year ending December 31, 2021. On November 30 and December 8, 2020, Ningbo Jiusheng signed framework agreements with two of its customers, Zhaotong Guoyuan Automobiles Sales Co., Ltd. and Ningbo Xinshunchang International Trading Co., Ltd., respectively, which promised purchase amounts from the Company of totally $152 million for the year ending December 31, 2021.

HAITAOCHE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars except for number of shares)

11.	SUBSEQUENT EVENTS -continued

On November 30, 2020, after Haitaoche issued 494,418 preferred shares to FIT RUN Limited, preferred shares of Haitaoche increased to 3,020,734. Furthermore, Haitaoche’s shareholders transferred the ordinary shares and preferred shares among themselves, afterwards Mr. Lin and persons acting in concert together held 6,815,488 ordinary shares in Haitaoche, representing 62% of total share number, compared to 76% as of December 31, 2019. Subsequently, all preferred shares of Haitaoche were exchanged to ordinary shares upon the completion of share purchase agreement signed with Kaixin Auto Holdings on December 31, 2020.

On December 31, 2020, Kaixin Auto Holdings announced that it entered into share purchase agreement (the “SPA”) with the shareholders of Haitaoche. Pursuant to the SPA, Kaixin will acquire 100% of the share capital of Haitaoche from the shareholders (the “Acquisition”).  As consideration for the Acquisition, Kaixin will issue 74,035,502 ordinary shares of Kaixin to the shareholders of Haitaoche. Upon the completion of the Acquisition, the Haitaoche shareholders will collectively hold 51% of Kaixin’s issued and outstanding shares.

The Company has performed an evaluation of subsequent events through the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

HAITAOCHE LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars except for number of shares)

	December 31, 2019	June 30, 2020
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,545	$3,269
Amount due from related parties	195,998	4,373,327
Prepaid expenses and other current assets	4,554	-
Total current assets	204,097	4,376,596
Property and equipment, net	2,095	1,477
Intangible assets, net	7,234	6,587
Other non-current assets	4,174,438	4,176,650
Total non-current assets	4,183,767	4,184,714
Total assets	$4,387,864	$8,561,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advances from customers	85,354	16,474
Income tax payable	3,479	20,269
Amount due to related parties	278,836	4,246,224
Accrued expenses and other current liabilities	5,079	1,821
Total liabilities	372,748	4,284,788

Shareholders’ equity
Preferred shares (par value of $0.001per share; 2,526,316 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	2,526	2,526
Ordinary shares (par value of $0.001 per share; 47,473,684 shares authorized and 8,000,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	8,000	8,000
Additional paid-in capital	5,492,875	5,770,563
Statutory reserve	7,565	7,565
Accumulated deficit	(1,557,118)	(1,511,554)
Accumulated other comprehensive income (loss)	61,268	(578)
Total shareholders’ equity	4,015,116	4,276,522

Total liabilities and shareholders’ equity	$4,387,864	$8,561,310

HAITAOCHE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(Amounts in U.S. dollars except for number of shares)

	For the six months ended June 30,
	2019	2020
	(unaudited)	(unaudited)
Net revenues	$42,440,236	$666,725
Cost of revenues	(42,265,509)	(666,341)
Gross profit	174,727	384

Selling and marketing expenses	(118,986)	(287)
General and administrative expenses	(71,069)	(11,621)

Operating Loss	(15,328)	(11,524)

Interest expense	(1,671)	(425)
Foreign currency exchange (loss) gains	(36,578)	63,544
Other income, net	-	9,464

(Loss) income before income tax expense	(53,577)	61,059
Income tax expense	(7,376)	(15,495)
Net (loss) income	(60,953)	45,564

Other Comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	881	(61,846)
Total comprehensive loss	(60,072)	(16,282)

Net (loss) income per ordinary share:
Basic and diluted	$(0.0076)	$0.0057
Weighted average ordinary shares outstanding
Basic and diluted	8,000,000	8,000,000